NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA INITIATES PRE-FEASIBILITY FOR COPPERSTONE

June 17, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is very pleased to announce that the Pre-Feasibility Study has officially commenced with initial on-site meetings recently held at the Company’s 100% owned high grade gold project, Copperstone in Arizona. AMEC E & C Services Inc. (“AMEC”) has been selected to conduct the study. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community.

AMEC was represented on site by specialists in key disciplines including Geology, Environmental, Mining and Metallurgy. After a presentation by Bonanza staff, the AMEC team was provided a comprehensive field tour of the surface infrastructure, core storage and processing facilities and underground workings. Following the site examination, discussions involving data transmittal, scope of work, deliverables and schedule ensued.

Initial work by AMEC will focus on a review of the exploration data, resource block modeling, resource tabulation and classification. Currently, AMEC staff is on site at Copperstone reviewing core logs, sampling protocol, assay procedures and supporting quality assurance and control programs.

On a parallel path, American Bonanza continues to collect environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with “best in class” qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

Upon successful completion of the pre-feasibility study projected for October 2005, Bonanza intends to commence a full Bankable Feasibility Study, with production at Copperstone targeted for 2007.

Ongoing Exploration Activities

As the pre-feasibility work progresses, drilling will continue at Copperstone with a strong emphasis on exploration for the discovery of additional high-grade deposits. Interpretation of geology, structure and geophysical anomalies suggest a number of highly prospective targets exist on the property. Drilling of these targets will be the focus of the exploration drilling, employing at least five drill rigs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

This news release includes certain statements that may be deemed "forward -looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, possible future financings are forward -looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward -looking statements. Factors that could cause actual results to differ materially from those in forward -looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward -looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

For further information please call:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464